FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2006

Phinder Technologies Inc.
(Formerly known as Digital Rooster.com Ltd.)
(Exact name of registrant's name in English)

181 University Avenue, Suite 210, Toronto, Ontario M5H 3M7

(Address of principal executive offices)

(416) 815-1771
(Registrant’s telephone number)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K Report of Foreign Issuer is incorporate by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission File No. 00032559).

Attached hereto as Exhibits 99.1 are the Consolidated Financial Statements as of September 30, 2006. Also enclosed, as Exhibit 99.2 and 99.3 are the Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

PHINDER TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2006 and 2005
(Expressed in Canadian Dollars)

UNAUDITED - PREPARED BY MANAGEMENT

PHINDER TECHNOLOGIES INC.

Responsibility for Financial Statements

The accompanying unaudited interim consolidated financial statements for Phinder Technologies Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the annual March 31, 2006 audited consolidated financial statements of Phinder Technologies Inc. Only changes in accounting information have been disclosed in these interim financial statements. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the interim financial statements, management is satisfied that these interim financial statements have been fairly presented.

Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 7. There are no material differences between the Canadian GAAP used in preparing the balance sheets, income statements and the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. GAAP.

Auditor Involvement

Under National Instrument 51-102, Part 4, subsection 4.2(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditors have not performed a review of these financial statements.

/s/ John van Arem
Chief Executive Officer/Chief Financial Officer

/s/ Wayne Doss
Director

November 10, 2006

PHINDER TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)

	September 30	March 31
	2006	2005
ASSETS
CURRENT
Cash	$761,945	$457,558
Accounts receivable (Note 3)	805,353	1,201,791
Prepaid expenses	826,432	1,286,577
	2,393,730	2,945,926

PROPERTY AND EQUIPMENT	58,931	50,933
INTANGIBLE ASSET	974,664	350,400
	$3,427,325	$3,347,259

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$885,902	$2,477,003
Convertible note payable	86,080	86,080
Loans payable	23,360	23,360
Convertible debentures	1,981,835	666,344
Due to shareholders	50,967	78,850
Current portion of lease inducements	7,035	-
	3,035,179	3,331,637

LEASE INDUCEMENTS	28,140	-

SHAREHOLDERS’ DEFICIENCY
CAPITAL STOCK (NOTE 4)	7,383,917	5,723,101
SUBSCRIPTIONS RECEIVED	-	420,480
CONTRIBUTED SURPLUS (Note 4B)	1,607,448	1,349,027
DEFICIT	(8,627,359)	(7,476,986)
	364,006	15,622
	$3,427,325	$3,347,259

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three months ended		Six months ended
	September 30,		September 30,
	2006	2005	2006	2005

REVENUES	$2,578,246	$923,877	$4,999,794	$1,257,691

COST OF REVENUES	955,549	895,287	2,161,914	1,378,361

GROSS PROFIT	1,622,697	28,590	2,837,880	(120,670)

EXPENSES
Administrative	651,568	139,265	1,532,137	298,470
Selling	-	2,372	339	2,492
Consulting services	322,750	174,426	1,319,897	328,603
Computer	13,610	30,603	32,950	62,409
Management fees	328,635	128,320	516,407	165,820
Web hosting contract	-	-	-	90,000
Financing	77,535	-	179,509	28,800
Interest	161,215	13,134	362,184	41,139
Early contract termination	-	-	-	51,000
Amortization of capital assets	18,660	3,886	26,994	7,772
Amortization intangible assets	17,836	-	17,836	-

NET INCOME/(LOSS)	$30,888	$(463,416)	$(1,150,373)	$(1,197,175)

GAIN/(LOSS) PER SHARE
(basic and diluted)	$0.001	$(0.014)	$(0.020)	$(0.035)

WEIGHTED AVERAGE
NUMBER OF COMMON
SHARES	58,705,194	34,311,286	58,705,194	34,311,286

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

	Three months ended		Six months ended
	September 30,		September 30,
	2006	2005	2006	2005

Deficit, beginning of period	$(8,658,247)	$(5,802,212)	$(7,476,986)	$(5,068,453)
Net Income/(Loss) for the period	30,888	(463,416)	(1,150,373)	(1,197,175)
Deficit, end of period	$8,627,359	$(6,265,628)	$8,627,359	$(6,265,628)

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

	Three months ended		Six months ended
	September 30,		September 30,
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income/(Loss)	$30,888	$(463,416)	$(1,150,373)	$(1,197,175)
Items not affecting cash:
Amortization of capital assets	18,660	3,886	26,994	7,772
Amortization of intangible assets	17,836	-	17,836	-
Consulting services paid by share issuance	115,005	94,257	450,034	189,058
Directors fees paid by share issuance	59,605	-	89,407	-
Network maintenance paid by share issuance	-	-	7,446	-
Loan interest paid by share issuance	-	-	7,242	-
Salaries paid by share issuance	-	-	4,448	-
Financing fees paid by issuance of shares	-	27,073	91,928	64,873
Web hosting contract paid by share issuance	-	-	-	90,000
Contract termination by issuance of shares	-	-	-	51,000
Rent paid by share issuance	-	-	(7,293)	17,040
Stock-based compensation	18,574	-	257,833	-
Management fees paid by share issuance	-	42,750	-	42,750
Consulting services paid by issuance of subsidiary shares	6,180	50,000	6,180	50,000
Lease inducements expensed as rent	35,174	-	35,174	-
Consulting services credited by cancellation of subsidiary
shares	-	(51,000)	-	(51,000)
	301,922	(296,450)	(163,144)	(735,682)
Change in non-cash operating assets and liabilities (Note 5)	(200,346)	(266,890)	(976,528)	(263,645)
CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES	101,576	(563,340)	(1,139,672	(999,327)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(34,992)	-	(34,992)	-
Acquisition of intangible asset	(642,100)	-	(642,100)	-
CASH USED IN INVESTING ACTIVITIES	(677,092)	-	(677,092)	-
CASH FLOWS FROM FINANCING ACTIVITIES
Shares subscribed	-	(110,847)	(420,480)	42,750
Issuance of convertible debentures	378,095	332,859	1,315,491	450,634
Increase/(decrease) in advances from shareholders	22,457	(327,690)	(27,882)	(211,465)
Increase/(decrease) in loans payable	(155,640)	3,430	-	(1,570)
Issuance of shares, net of issuance costs for cash	569	610,261	645,490	715,511
Issuance of shares, net of cost for purchase of KBD	296,217	-	296,217	-
Issuance of shares in settlement of convertible debentures	311,728	-	311,728	-
Issuance of capital stock by subsidiary	587	11,900	587	11,900
CASH PROVIDED BY FINANCING ACTIVITIES	854,013	519,913	2,121,151	1,007,760
NET CHANGE IN CASH	278,497	(43,427)	304,387	8,433
Cash - Beginning of period	483,448	54,583	457,558	2,723
Cash - End of period	$761,945	$11,156	$761,945	$11,156

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

For the period ended September 30, 2006 and 2005

During the quarter of July 1 to September 30, 2006, the Company entered into the following non-cash Operating and Financing Activities:

•	2,000,000 common shares were issued in conjunction with the acquisition of KBD Enterprises, Inc, valued at $296,217.

•	1,836,667 common shares were issued in settlement of a convertible debenture valued at $311,728.

•	Stock-based compensation of $18,574 was recognized.

•	$115,005 in consulting services were released from prepaid expenses for shares issued in fiscal 2006

•	$59,605 in directors fees were released from prepaid expenses for shares issued during the first quarter of fiscal 2007.

•	500,000 subsidiary common shares were issued in payment of consulting services valued at $6,180.

•
The Company entered into a lease for new office premises that included three months of free rent valued at $36,933 (expense reduced by the spreading of the lease inducement over the life of the lease).

During the year-to-date period of April 1 to September 30, 2006, the Company entered into the following non-cash transactions for operating and financing activities:

•	50,000 common shares were issued in payment for network maintenance valued at $7,446.

•	1,050,000 common shares were issued in payment for consulting services valued at $184,400.

•	800,000 common shares were issued in payment for directors’ fees for fiscal 2007, with $89,407 expensed year to date.

•	620,000 common shares were issued in payment of financing fees valued at $91,928.

•	60,000 common shares were issued in payment of loan interest valued at $7,242

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

•	30,000 common shares were issued in payment of employee termination agreements valued at $4,448.

•	40,000 common shares issued during the fiscal year ended March 31, 2006 and valued at $7,293 were cancelled.

•	Stock-based compensation valued at $257,833 was recognized.

•	$265,634 in consulting services were released from prepaid expenses for shares issued in fiscal 2006.

•	2,000,000 common shares were issued in conjunction with the acquisition of KBD Enterprises, Inc, valued at $296,217.

•	1,836,667 common shares were issued in settlement of a convertible debenture valued at $311,728.

•	500,000 subsidiary common shares were issued in payment of consulting services valued at $6,180.

•
The Company entered into a lease for new office premises that included three months of free rent valued at $36,933 (expense reduced by the spreading of the lease inducement over the life of the lease).

During the quarter of July 1 to September 30, 2005, the Company entered into the following non-cash transactions for operating and financing activities:

•	750,000 common shares were issued as repayment of $92,775 for a convertible debenture.

•	948,000 common shares were issued in payment of consulting services valued at $55,156.

•	500,000 common shares were issued in payment of management fees valued at $42,750.

•	431,000 common shares were issued in payment of financing fees valued at $27,073.

•	530,000 common shares of the Company’s subsidiary, Avrada Inc, were issued in payment of consulting services valued at $50,000.

•	320,000 common shares of the Company’s subsidiary, Avrada Inc., were bought back for $39,100

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

During the year-to-date period of April 1 to September 30, 2005, the Company entered into the following non-cash transactions for operating and financing activities:

•	1,580,000 common shares were issued in payment for consulting services valued at $94,800.

•	1,500,000 common shares were issued in payment for a web hosting contract valued at $90,000.

•	80,000 common shares were issued in payment of rent valued at $17,040.

•	530,000 common shares were issued in payment for financing fees valued at $37,800.

•	850,000 common shares were issued in payment for the early termination of a contract valued at $51,000.

•	750,000 common shares were issued as repayment of $92,775 for a convertible debenture.

•	500,000 common shares were issued in payment of management fees valued at $42,750.

•	530,000 common shares of the Company’s subsidiary, Avrada Inc, were issued in payment of consulting services valued at $50,000.

•	320,000 common shares of the Company’s subsidiary, Avrada Inc., were bought back for $39,100

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2006

1.	Basis of Presentation

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in the annual audited financial statements. The accompanying unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and follow the same accounting policies and methods of application as the annual audited consolidated financial statements at March 31, 2006. Accordingly, these consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2006. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 7.

Going Concern Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past years and the working capital deficiency as at March 31, 2006, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.

2.	Significant Accounting Policies

The Company has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation outlined in Note 2 to the annual consolidated financial statements for the year ended March 31, 2006.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2006

3.	Accounts Receivable

	2006	2005
Accounts receivable, gross	$1,352,434	$789,651
Less Allowance for doubtful accounts	(547,081)	(243,762)
Accounts receivable, net	$805,353	$545,889

4.	Capital Stock

a)	Capital Stock

Authorized and issued

Authorized:

Unlimited common shares

Issued:

	Number	Amount
Balance as at March 31, 2006	54,940,662	$5,723,101
Issued for cash	4,948,801	644,921
Issued for consulting services	1,050,000	184,400
Issued for network maintenance	50,000	7,446
Issued for directors’ fees	800,000	119,210
Issued for financing fees	620,000	91,928
Issued for employee termination agreements	30,000	4,448
Issued for loan interest	60,000	7,242
Cancelled shares originally issued for rent	(40,000)	(7,293)
Balance as at June 30, 2006	62,459,463	$6,775,403
Issued for cash	5,000	569
Issued for the purchase of KBD Enterprises	2,000,000	296,217
Issued as repayment of a convertible debenture	1,836,667	311,728
Balance as at September 30, 2006	66,301,130	$7,383,917

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2006

4.	Capital Stock - continued

b)	Contributed Surplus

The following table summarizes the activity in the contributed surplus account:

Amount
Balance as at March 31, 2006	$1,349,027
Stock-based compensation	239,259
Balance as at June 30, 2006	$1,588,286
Stock-based compensation	18,574
Buyback of shares	(5,592)
Issued for consulting services	6,180
Balance as at September 30, 2006	$1,607,448

c)	Stock Options

The following table summarizes the activity for the Company’s stock options program:

	Number of Shares	Avg. Weighted Exercise Price
Outstanding as at March 31, 2006	8,665,000	$0.12
Granted	1,020,000	0.10
Expired	(500,000)	0.10
Outstanding Balance as at June 30, 2006	9,185,000	$0.11
Granted	135,000	0.10
Exercised	(5,000)	0.10
Outstanding Balance as at September 30, 2006	9,315,000	$0.12

These options expire at various dates between January 2007 and February 2009.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2006

4.	Capital Stock - continued

d)	Stock Warrants

 The following table summarizes the activity for the Company’s stock warrants:

	Number	Exercise Price	Expiry Date
Balance as at March 31, 2006	7,907,769
Granted	541,730	$0.20	October 2006
Granted	55,556	0.22	May 2007
Granted	339,723	0.20	April 2007
Granted	96,923	0.20	April 2009
Exercised	(80,000)	0.15
Balance as at June 30, 2006	8,861,701
Expired	(3,889,050)	0.15
Expired	(250,000)	0.20
Expired	(968,333)	0.25
Balance as at September 30, 2006	3,754,318

e)	Stock-based compensation

The following table shows the assumptions to determine the stock-based compensation expense using the Black-Scholes option-pricing model:

	June 30, 2006	June 30, 2005
Compensation Expense	$239,259	-
Number of stock options granted	1,020,000	-
Risk-free interest rate	4.0%	-
Expected life in years	1.0	-
Expected volatility	78.6% to 100.4%	-
Expected dividend rate	0.0%	-
	September 30, 2006	September 30, 2005
Compensation Expense	18,574	-
Number of stock options granted	135,000	-
Risk-free interest rate	4.0%	-
Expected life in years	1.0	-
Expected volatility	113.1% to123.3%	-
Expected dividend rate	0.0%	-

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2006

5.	Supplemental Cash Flow Disclosures

The net change in non-cash operating assets and liabilities consists of:

	Three Months ended September 30		Six Months ended September 30
	2006	2005	2006	2005
(Increase)/decrease in accounts receivable	$331,270	$(421,265)	$396,439	$(536,525)
(Increase)/decrease in prepaid expenses	45,881	(42,126)	218,133	(39,889)
(Decrease)/increase in deferred revenue	-	(5,803)	-	(5,803)
(Increase) in receivable warrants conversion	-	(128,820)	-	(128,820)
Increase/(decrease) in accounts payable	(577,497)	331,124	(1,591,100)	447,392
	$200,346	$(266,890)	$(976,528)	$(263,645)

Interest paid	$161,215	$13,134	$362,184	$41,139

6.	Business Segments and Geographical Information

The Company considers that its operations fall principally into two business segments, namely (1) provides entry-level e-commerce, hosting and e-marketing solutions to small business owners and (2) provides IP-based, end-to-end networking and telecommunications; selling converged telecommunication products to operators in both emerging and established telecommunications markets worldwide (Voice Over Internet Protocol -“VOIP”). Management regularly reviews the operation of these segments to assess performance and to allocate resources. Operations are in one geographic area, that being the United States.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2006

6.	Business Segments and Geographical Information - continued

Three months ended September 30, 2006
	E-Commerce	VOIP	Total
Revenues	$2,066,399	$511,847	$2,578,246
Cost of revenues	484,641	470,908	955,549
Gross profit	1,581,758	40,939	1,622,697

Expenses
Administration	600,003	51,565	651,568
Selling	-	-	-
Consulting services	322,750	-	322,750
Computer	11,963	1,647	13,610
Management fees	203,301	125,334	328,635
Financing	77,535	-	77,535
Interest	161,215	-	161,215
Amortization of capital assets	17,826	834	18,660
Amortization intangible assets	-	17,836	17,836
Net income/(loss) for the period	$187,165	$(156,277)	$30,888

Capital expenditures	$12,752	$22,240	$34,992

Three months ended September 30, 2005
	E-Commerce	VOIP	Total
Revenues	$923,877	-	$923,877
Cost of revenues	895,287	-	895,287
Gross profit	28,590	-	28,590

Expenses
Administration	139,265	-	139,265
Selling	2,372	-	2,372
Consulting services	174,426	-	174,426
Computer	30,603	-	30,603
Management fees	128,320	-	128,320
Interest	13,134	-	13,134
Amortization of capital assets	3,886	-	3,886
Net loss for the period	$(463,416)	-	$(463,416)

Capital expenditures	$-	-	$-

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2006

6.	Business Segments and Geographical Information - continued

Six months ended September 30, 2006
	E-Commerce	VOIP	Total
Revenues	$4,487,947	$511,847	$4,999,794
Cost of revenues	1,691,006	470,908	2,161,914
Gross profit	2,796,941	40,939	2,837,880

Expenses
Administration	1,480,572	51,565	1,532,137
Selling	339	-	339
Consulting services	1,319,897	-	1,319,897
Computer	31,303	1,647	32,950
Management fees	391,073	125,334	516,407
Financing	179,509	-	179,509
Interest	362,184	-	362,184
Amortization of capital assets	26,160	834	26,994
Amortization intangible assets	-	17,836	17,836
Net loss for the period	$(994,096)	$(156,277)	$(1,150,373)

Capital expenditures	$12,752	$22,240	$34,992

Six months ended September 30, 2005
	E-Commerce	VOIP	Total
Revenues	$1,257,691	-	$1,257,691
Cost of revenues	1,378,361	-	1,378,361
Gross profit	(120,670)	-	(120,670)

Expenses
Administration	298,470	-	298,470
Selling	2,492	-	2,492
Consulting services	328,603	-	328,603
Computer	62,409	-	62,409
Management fees	165,820	-	165,820
Web hosting contract	90,000	-	90,000
Financing	28,800	-	28,800
Interest	41,139	-	41,139
Early contract termination	51,000	-	51,000
Amortization of capital assets	7,772	-	7,772
Net loss for the period	$(1,197,175)	-	$(1,197,175)

Capital expenditures	$-	-	$-

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2006

7.	Canadian and United States Accounting Principles Differences

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). There are no material differences between the Canadian GAAP used in preparing the balance sheets, income statements and the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Reconciliation of significant differences between accounting principles generally accepted in Canada and the United States.

a)
Under U.S. GAAP, the Company is required to present a Statement of Changes in Shareholders’ Equity. There are no adjustments required to bring our statements into line with U.S. GAAP. Changes in Shareholders’ Equity are detailed in Note 4.

b)
Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, requires the company to report and display information related to comprehensive income for the company. Comprehensive income consists of net income and all other changes in Shareholders’ Equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains and losses on marketable securities. There are no adjustments to the U.S. GAAP net income required to reconcile to the comprehensive income/loss.

c)
Under SEC Regulation S-X, the Company is required to disclose cost of revenues applicable to each category of revenue separate. The Company has only one revenue stream, that being revenue generated from web-based technology, as outlined in Note 6.

d)	Accounting changes

In accordance with Canadian GAAP, the effect of a correction of an accounting error and a change in accounting policy is recorded retroactively by restating prior year’s financial statements.

U.S. GAAP also requires that the effect of a correction of accounting error and changes in accounting policy to be recorded directly by restatement of prior years financial statements. There are no significant differences between U.S. and Canadian GAAP with respect to changes recorded in these financial statements.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2006

7.	Canadian and United States Accounting Principles Differences - continued

e)	Accounts receivable

U.S. GAAP requires disclosure of allowance for doubtful account in the financial statements. Such information is provided in Note 3.

f)
Information as to products, geographic markets, significant estimates and concentrations. U.S. GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in Note 6.

g)	Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

The following is a summary:

U.S. GAAP	Canadian GAAP
Deferred income taxes	Future income taxes

Depreciation of tangible	Amortization
capital assets

Excess of cost over fair	Goodwill
value of net assets acquired

h)	Recent accounting pronouncements

U.S. GAAP (Securities and Exchange Commission Staff Accounting Bulletin 74) requires that recently enacted pronouncements that may have an impact on financial statements be discussed and the impact, if known, disclosed. Accordingly, under U.S. GAAP, the following disclosures are required:

(i)
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), which replaces Accounting Principles Board Opinion No. 200, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2006

7.	Canadian and United States Accounting Principles Differences - continued

required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors, made in fiscal years beginning after December 15, 2005. The Company will adopt this standard effective January 1, 2006. The effect of the adoption of his standard will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

ii)
In December 2004, the Financial Accounting Standard Boards ("FASB") issued Statements No. 123 (R), Share - Based Payments that will require compensation costs related to share based payment transactions to be recognized in the financial statements. The Company is in compliance with this ruling and stock-based compensation is being booked when stock options are granted.

iii)
In November 2004, the FASB issued Statement No. 151 Inventory costs, an amendment of ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. As we are not a manufacturing company, this ruling has no affect upon our financial position.

8.	Significant Events

During the quarter, the Company successfully completed its negotiations for the acquisition of KBD Enterprises, Inc. (“KBD”), a wholesale provider of Voice over Internet Protocol (“VOIP). The initial purchase price was $300,000 in cash and 2,000,000 common shares. Additional consideration of both cash and shares may be payable based upon the achievement of certain threshold levels of revenue and profit.

On September 12, KBD successfully launched the first of their North American telecommunication routes, resulting in $511,847 of revenue for this quarter.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2006

9.	Subsequent Events

On October 18, 2006 the Company announced that it had received a Term Sheet with respect to accounts receivable insurance, approving up to $25,000,000.

On October 30, 2006 the Company announced that it received a term sheet for a $10,000,000 facility with respect to accounts receivable financing.

PHINDER TECHOLOGIES INC.
(FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)

Attached hereto are the following exhibits:

12.1	Certificate of the Chief Executive Officer pursuant to S302 of the Sarbanes Oxley Act of 2002

12.2	Certificate of the Chief Financial officer pursuant to S302 of the Sarbanes Oxley Act of 2002

13.1	Certificate of the Chief Executive Officer pursuant to S906 of the Sarbanes Oxley Act of 2002

13.2	Certificate of the Chief Financial officer pursuant to S906 of the Sarbanes Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-k and that it has duly caused and authorized the undersigned to sign this registration (quarterly report) on its behalf

"John A. van Arem"
Chief Executive Officer of
Phinder Technologies Inc.

Registrant

“John A. van Arem”
Chief Financial Officer of
Phinder Technologies Inc.

Registrant

Date: November 10, 2006